Filed Pursuant to Rule 433
Reg No 333-134553

FX Basket-Linked Note
(“Bullish INR and CNY”)	Preliminary Terms and Conditions
100% Principal-Protected	June 8, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Chinese Renminbi (CNY) and Indian Rupee (INR) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the CNY and INR having a positive weighting in the basket and the USD having a negative weighting in the basket, which weightings are set forth under “Initial Reference Currency Amount” below). If the Basket Value is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return which is dependent upon the Leverage ([155-165%]) multiplied by the performance of the basket, which is, in turn, linked to the combined performance of the CNY and INR vs. the USD. If the Basket Value on the Valuation Date is less than or equal to zero, then the investor will receive at maturity [104.0]% of the principal amount of the notes. As a result, in certain circumstances an investor’s return on the notes may be greater if the Basket Value is less than or equal to zero on the Valuation Date than if the Basket Value is greater than zero on the Valuation Date.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Valuation Date	Maturity Date - [4] Valuation Business Days

Maturity Date	Issue Date + [2] years

Reference Currencies	Chinese Renminbi (CNY), Indian Rupee (INR)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Issue Price	100%

Leverage	[155-165%]

Redemption Amount	Principal Protection * principal amount of each note plus Additional Amount, if any

Additional Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

	Leverage * Basket Value		if the Basket Value is greater than zero; or

	[4.0]%		if the Basket Value is less than or equal to zero.

Basket Value	The sum of the following quotients in respect of each Reference Currency:

Initial Reference Currency Amount
Rate Settlement

Initial Reference Currency Amount	The Initial Reference Currency Amount for the USD and each Reference Currency per USD 1 is set forth below:

	Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
	CNY	TBD	50.0%	TBD
	INR	TBD	50.0%	TBD
	USD	1.00000	-100.0%	-1.00000

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	CNY	SAEC	Beijing
	INR	RBIB	Mumbai

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in and Appendix A to the prospectus supplement dated May 30, 2006.

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

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(A)

for any Reference Currency the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

	(B)	the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)

the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006).

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the Valuation Date.

Underwriter	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Inc.

Identifier	ISIN:	[TBD]

	CUSIP:	[TBD]

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency (other than the U.S. dollar) in the period from the week ending May 25, 2003 through the week ending May 28, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

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Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for various Redemption Amounts payable on the notes, based on hypothetical values for the Initial Reference Currency Rates (which are determined on the Trade Date) and for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value. The Initial Reference Currency Rate and Settlement Rate values have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate. The following examples also assume Leverage of 160% and an Additional Amount of 4.0% payable if the Basket Value on the Valuation Date is less than or equal to zero; the actual Leverage for the notes, as well as the Additional Amount payable in those circumstances, will also be determined on the Trade Date.

Example 1: CNY and INR each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Reference Currency	Hypothetical Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Hypothetical Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
CNY	8.01200	50.0%	4.00600	6.89032	0.58140
INR	45.81000	50.0%	22.90500	40.31280	0.56818
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

Basket Value =	0.14958
Leverage =	160%
Additional Amount=	23.93%
Redemption Amount =	123.93%

Basket Value is 0.14958, resulting in an Redemption Amount equal to 123.93% of the principal amount of the notes

Example 2: CNY and INR each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Hypothetical Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Hypothetical Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
CNY	8.01200	50.0%	4.00600	8.81320	0.45455
INR	45.81000	50.0%	22.90500	52.22340	0.43860
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

Basket Value =	-0.10685
Additional Amount=	4.00%
Redemption Amount =	104.00%

Basket Value is -0.10685, resulting in an Redemption Amount equal to 104% of the principal amount of the notes

Example 3:  CNY appreciates relative to its Initial Reference Currency Rates and INR depreciates relative to its Initial Reference Currency

Rates, resulting in a Basket Value greater than zero.

Reference Currency	Hypothetical Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Hypothetical Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
CNY	8.01200	50.0%	4.00600	7.45116	0.53763
INR	45.81000	50.0%	22.90500	48.10050	0.47619
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

Basket Value =	0.01382
Leverage =	160%
Additional Amount=	2.21%
Redemption Amount =	102.21%

Basket Value is 0.01382, resulting in an Redemption Amount equal to 102.21% of the principal amount of the notes

Example 4:  CNY appreciates relative to its Initial Reference Currency Rates and INR depreciates relative to its Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Reference Currency	Hypothetical Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Initial Reference Currency Amount	Hypothetical Settlement Rate (on Valuation Date)	Hypothetical Initial Reference Currency Amount Divided by Hypothetical Settlement Rate
CNY	8.01200	50.0%	4.00600	7.61140	0.52632
INR	45.81000	50.0%	22.90500	49.47480	0.46296
USD	1.00000	-100.0%	-1.00000	1.00000	-1.00000

Basket Value =	-0.01072
Additional Amount=	4.00%
Redemption Amount =	104.00%

Basket Value is -0.01072, resulting in an Redemption Amount equal to 104% of the principal amount of the notes